UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Lord Abbett Municipal Opportunities Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

90 Hudson Street
Jersey City, New Jersey 07302-3973

Telephone Number:	888-522-2388

Name and Address of Agent for Service of Process:

Corporation Service Company
251 Little Falls Drive
Wilmington, New Castle County, Delaware 19808

With Copies to:	Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Jersey City and the State of New Jersey, on the 22nd day of July, 2024.

Lord Abbett Municipal Opportunities Fund

By:	/s/Steven F. Rocco
Steven F. Rocco
Trustee

Attest:

/s/Matthew A. Press

Name: Matthew. A Press

Witness